SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No(  1  )*

   Pioneer Standard Electric
      (Name of Issuer)

Common Stock     No Par Value
   (Title of Class of Securities)

               723877106
            (CUSIP  Number)


Check the following box if a fee is being paid with A fee is not required only if the filing person: (1) has a previous statement o on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on  following page(s))

Page 1 of 3 Pages

 CUSIP No.     723877106        13G      Page 2 of 3 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Fiduciary Management, Inc.
                        39-1346018


2    CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP *
                                           (aX
                                           (b)


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

                 225 East Mason  Street
                 Milwaukee, WI  53202


 NUMBER OF                 5   SOLE VOTING POWER
   SHARES
BENEFICIALLY               6   SHARED VOTING POWER
OWNED BY EACH
 REPORTING                 7   SOLE DISPOSITIVE POWER
  PERSON                                         2,139,155
    WITH                   8   SHARED DISPOSITVE POWER
                                                   273,100

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 2,412,255

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                  9.15%

12   TYPE OF REPORTING PERSON *
                                                     IA


 *SEE INSTRUCTION BEFORE FILLING OUT



CUSIP No. 723877106                               Page 3 of 3



After reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete, and correct.


                        Date:  January 31, 1999


                          Ted D. Kellner, C.F.A.
                          Chairman and Chief Executive Officer
                          Fiduciary Management, Inc.